

13013481

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51213

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012
_____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westchester Capital Planning Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Millbrook Lane
_____(No. and Street)_____

Kerhonkson   New York   12446
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Ross   1-800-343-3687
_____(Area Code – Telephone Number)_____

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MGA and Associates
_____(Name – if individual, state last, first, middle name)_____

177 White Plains Rd Apt 14E   Tarrytown   New York   10591
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _Michael Ross_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Westchester Capital Planning, Inc_ , as of _31 December_ , 20_12_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WESTCHESTER CAPITAL PLANNING, INC.

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2012 & 2011

Westchester Capital Planning, Inc.
Table of Contents

<u>Independent Auditor's Report</u>

Board of Directors and Shareholders
Westchester Capital Planning, Inc.

We have audited the accompanying balance sheets of Westchester Capital Planning, Inc. (the "Company") as of December 31, 2012 and 2011, and the related statements of income and retained deficit, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westchester Capital Planning, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ron Friedman, CPA
February 17, 2013

Westchester Capital Planning, Inc.
Balance Sheets
For the Year Ended December 31,

	2012	2011
ASSETS		
Current Assets		
Cash	$ 9,221	$ 9,767
Total current assets	9,221	9,767
Fixed Assets		
Computer equipment	2,183	2,183
Less: Accumulated depreciation	(2,183)	(2,183)
Total fixed assets	-	-
TOTAL ASSETS	$9,221	$9,767
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Accounts payable	$ 455	$ -
Accrued expenses	2,000	2,000
Total current liabilities	2,455	2,000
Stockholder's equity		
Common Stock-no par value, 200 shares authorized, issued and outstanding	2,000	2,000
Additional paid in capital	18,422	18,422
Retained earnings (deficit)	(13,656)	(12,655)
Total stockholder's equity	6,766	7,767
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,221	$ 9,767

Westchester Capital Planning, Inc.
Statements of Income and Retained Earnings (Deficit)
For the Year Ended December 31,

	2012	2011
Revenues		
Commission income	$89,024	$84,387
Total Revenue	89,024	84,387
Expenses		
Officer salary	8,500	-
Payroll tax expense	1,440	-
Bank service charges	-	110
Auto expenses	6,768	6,730
Office expense	1,826	1,406
License and registrations	672	392
Legal and accounting	2,150	2,000
Rent and office services	3,240	3,240
Postage	1,417	1,417
Telephone	2,996	2,893
Total operating expenses	29,009	18,188
Net income	60,015	66,199
Retained earnings (deficit), beginning of year	(12,655)	(13,812)
Shareholder distributions	(61,016)	(65,042)
Retained earnings (deficit), end of year	$ (13,656)	$ (12,655)

Westchester Capital Planning, Inc.
Statements of Cash Flows
For the Year Ended December 31,

	2012	2011
Cash flows from operating activities		
Net income	$ 60,015	$ 66,199
Adjustments to reconcile net income to cash provided by operating activities:		
Accrued expenses	-	(150)
Accounts payable	455	-
Cash provided by operating activities	60,470	66,049
Cash flows from financing activities:		
Shareholder distributions	(61,016)	(65,042)
Cash (used) for financing activities	(61,016)	(65,042)
Increase (decrease) in cash for the period	(546)	1,007
Cash-beginning of period	9,767	8,760
Cash-end of period	$ 9,221	$ 9,767

Westchester Capital Planning, Inc.
Statement of Shareholder's Equity

	Common Stock	Additional Paid In Capital	Retained (Deficit)	Total
Balance January 1, 2011	$ 2,000	$18,422	$ (13,812)	$ 6,610
Net Income			66,199	66,199
Cash dividend distributed			(65,042)	(65,042)
Balance December 31, 2011	2,000	18,422	(12,655)	7,767
Net Income			60,015	60,015
Cash dividend distributed			(61,016)	(61,016)
Balance December 31, 2012	$ 2,000	$18,422	$ (13,656)	$ 6,766

A-Organization

Westchester Capital Planning, Inc. (the "Company"), is a New York company, providing financial services to investors.

B-Summary of Significant Accounting Policies

The Company is on the accrual basis of accounting whereby income is recognized when earned and expenses are recognized when incurred.

C-Income Taxes

The Company has elected to be treated as a sub-chapter "S" corporation for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company's earnings. The Company's net income or loss allocated among the members in accordance with the regulations of the Company.

D-Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. As of December 31, 2012 and 2011 the company was in compliance with its capital requirements and had excess net capital of $1,766 and $2,767, respectively.

Westchester Capital Planning, Inc.
Statements of Net Capital
For the Year Ended December 31,

	2012	2011
Total Assets	9,221	9,767
Less: total liabilities	2,455	2,000
Net worth	6,766	7,767
Less: non-allowable assets	-	-
Current capital	6,766	7,767
Less: haircuts	-	-
Net capital	6,766	7,767
Required net capital	5,000	5,000
Excess net capital	1,766	2,767
Aggregate indebtedness	2,455	2,000
Aggregate indebtedness to net capital	36.28%	25.75%

Note:

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012 & 2011.

RON FRIEDMAN, CPA
177 White Plains Road-Apt. 14E
Tarrytown, New York 10591

Board of Director and Shareholder
Westchester Capital Planning, Inc.
21 Millbrook Lane
Kerhonkson, NY 12446

In planning and performing our audit of the financial statements of Westchester Capital Planning, Inc. for the year ended December 31, 2012, we considered the Company's internal control structure to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

During our audit we did not find any material inadequacies in the Company's internal control structure required to be reported pursuant to SEC rule 17a-5(j).

Ron Friedman
Tarrytown, New York
February 17, 2013